SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 14/18

Copel Distribuição’s Grid Market grows 3.7% in the second quarter

This report analyzes the performance of Copel’s electricity market between April and June 2018, compared with the amounts recorded in the same period of 2017.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free customers in the Company’s concession area, presented an increase of 3.7% in 2Q18, as shown in the following table:

The result was mainly due to the 3.3% increase in the total consumption of the captive market in 2Q18, particularly in the residencial and commercial segment (as detailed below), and the 4.7% growth in consumption from free consumers, in particular, industrial customers in the pulp and paper, food and furniture industries.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,970 GWh in the 2Q18, which represents a increase of 3.3%. This result was mainly influenced by the performance of the residential and commercial segments.

The following table shows captive market trends by consumption segment:

Notice to the Market – 14/18

The residential segment consumed 1,828 GWh between April and June 2018, recording a increase of 6.9%. This result was due to a 2.3% increase in the number of customers and a higher average monthly consumption (164 kWh in 2Q18 compared to 157 kWh in 2Q17), partially explained by the higher temperatures registered in April. In 2Q18, residential consumption was equivalent to 36.8% of the captive market, totaling 3,721,532 consumers.

The industrial segment in the captive market registered a fall of 10.2% in the 2Q18, totaling 744 GWh, mainly reflecting the migration of customers to the free market, which would represent an average consumption of, approximately, 104 GWh in the quarter. In addition, the truck drivers strike at the end of May had a negative impact on industrial activity, with consequences for the quarterly consumption of this category. At the end of 2Q18, the industrial segment accounted for 15.0% of captive market consumption and had 74,210 consumers.

The commercial segment consumed 1,180 GWh in 2Q18, a 6.7% increase, due to the performance of the Paraná commerce in 2018, which presented a 3.0% increase in sales volume in the retail trade, and the increase of 8,828 in relation to 2Q17. At the end of this quarter, this class accounted for 23.7% of the captive market with 393,777 consumers.

Rural segment recorded a 5.7% increase in consumption in the 2Q18, totaling 590 GWh. At the end of June 2018, the class represented 11.9% of Copel's captive market with 353,461 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 628 GWh consumed between April and June of 2018, with growth of 2.8%. Together, these classes were equivalent to 12.6% of the captive market, with 57,525 consumers at the end of June 2018.

Notice to the Market – 14/18

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, growth by 7.4% between April and June 2018.

The table below breaks down energy sales by consumption segment:

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,033 GWh in 2Q18, representing a increase of 5.5%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – 14/18

Curitiba, July 26, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 26, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.